Exhibit 12.1

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	For the Nine Months	For the Years Ended December 31,
	Ended September 30,
	2013	2012	2011	2010	2009	2008
Earnings:
Pretax income (loss) from continuing operations	$46,199	$29,100	$5,243	$5,670	$10,884	$(25,764)
Fixed charges	162,594	105,926	4,837	9,611	14,235	36,260
Dividends distributed to shareholders	44,088	22,304	8,270	8,102	7,108	4,100
Equity investee adjustment	93	(38)	(174)	(64)	-	-
Noncontrolling interest	-	97	(97)	-	-	-
Total Earnings	$252,974	$157,389	$18,079	$23,319	$32,227	$14,596

Fixed Charges:
Interest expense	$162,594	$105,926	$4,837	$9,611	$14,235	$36,260
Total Fixed Charges	162,594	105,926	4,837	9,611	14,235	36,260
Preferred stock dividends	2,115	-	-	-	-	-
Total Combined Fixed Charges and Preferred Stock Dividends	$164,709	$105,926	$4,837	$9,611	$14,235	$36,260

Ratio of earnings to fixed charges	1.56	1.49	3.74	2.43	2.26	0.40

Ratio of earnings to combined fixed charges and preferred stock dividends	1.54	1.49	3.74	2.43	2.26	0.40

Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA	$(21,664)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA	$(21,664)